1290 AVENUE OF THE AMERICAS	morrison & foerster llp
NEW YORK, NY 10104-0050	new york, san francisco,
los angeles, palo alto,
TELEPHONE: 212.468.8000	san diego, washington, d.c.
FACSIMILE: 212.468.7900
northern virginia, denver,
sacramento, walnut creek

WWW.MOFO.COM	tokyo, london, beijing,
shanghai, hong kong,
singapore, brussels
Writer’s Direct Contact
212.468.8025
mhagan@mofo.com
February 18, 2009
Ms. Melissa Rocha, Staff Accountant
Mr. Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Asia Pacific Wire & Cable Corporation Limited

Amendment No. 3 to Form F-1
Filed January 22, 2009
File No. 333-153796

Form 20-F for the year ended December 31, 2007
Filed June 27, 2008
File No. 001-14542
Dear Ms. Rocha and Mr. O’Brien:
          On behalf of Asia Pacific Wire & Cable Corporation Limited (the “Company”), this letter is in response to the comment letter dated February 4, 2009, from Mr. O’Brien to Mr. Yuan Chun Tang, regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 3 to Form F-1 and Form 20-F for the year ended December 31, 2007.
          The Company respectfully submits the following response with respect to the comment contained in the comment letter. For the convenience of the Staff, we reproduce in bold the text of the comment in the comment letter and follow with the Company’s response. Concurrently with submission of this letter, Amendment No. 4 to the

February 18, 2009
Page Two
registration statement on Form F-1 is being electronically transmitted for filing with the Commission.
          We understand that it is possible that the Staff may have additional questions upon review of this response or may request supplemental information. We acknowledge that the Staff requires certain undertakings at the time of any request for acceleration of the effectiveness of the Company’s registration statement. We acknowledge further that the Staff should be provided with adequate time to review Amendment No. 4. We wish to maintain a dialogue with the Staff in order to ensure that (i) the Company’s response addresses adequately the comment of the Staff, (ii) the Staff has sufficient time to review the Company’s response and (iii) the Company is in a position to request, and the Staff is able to grant, acceleration of the effectiveness of the Company’s registration statement at the earliest possible date. We remain at your disposal to respond to any questions or comments.

Very truly yours,
/s/ Michael J. Hagan
Michael J. Hagan

cc:	Mr. Yuan Chun Tang, Chairman and Chief Executive Officer Asia Pacific Wire & Cable Corporation Limited

February 18, 2009
Page Three
Form F-1
Risk Factors
Actual and Possible Impacts on the Company, page 5
1.	The proposed disclosure provided in response to prior comment 1 is general in nature and does not provide detailed information on your business to enable investors to see the company through the eyes of management. For example, the statement, “During the second half of 2008, the Company began to experience the impact of the economic crisis, which included lower sales and lower gross margins...” does not provide an investor with sufficient information to understand the specific impact of recent economic events. The statement, “the Company is presently anticipating that the extremely challenging and difficult economic conditions now facing the global economy will continue at least through the first half of 2009,” does not address the effects of the current economic crisis or provide detailed information about the current or anticipated impact on your customers, products, order levels, trends or expectations of management. The statement, “The Company’s management has taken certain steps in response to these events such as increasing its efforts to lower the days sales outstanding of its receivables” is limited and does not provide an understanding of management’s considerations or plans to address these issues on all aspects of operations and liquidity. Please expand this disclosure in an amendment to your F-1. As discussed in SEC Release 33-8350, quantification of the material effects of known material trends and uncertainties can promote understanding. Quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available.
          The Company wishes to direct the Staff to the revised disclosure in the risk factor entitled “Risks Related to the Global and Economic Financial Crisis: Actual and Possible Impacts on the Company” and in the “Impact of the Global and Economic Financial Crisis” section of management’s discussion and analysis, appearing on pages 5 and 62 of Amendment No. 4, respectively. Such revised disclosure provides more detailed information, from the point of view of senior management, about the current or anticipated effects of the financial and economic crisis on the Company’s operations and liquidity. The revised disclosure also provides additional quantitative information on the impact of the financial and economic crisis to date and on management’s expectations based upon identifiable industry trends in the markets in which the Company operates.